November 9, 2005
VIA EDGAR AND HAND DELIVERY
Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549
Re:	Somaxon Pharmaceuticals, Inc. Registration Statement on Form S-1 Registration No. 333-128871
Dear Mr. Riedler:
     We are in receipt of the Staff’s letter dated November 1, 2005 with respect to the above-referenced Registration Statement. We are responding to the Staff’s comments on behalf of Somaxon Pharmaceuticals, Inc. (“Somaxon”) as set forth below. Simultaneously with the filing of this letter, Somaxon is submitting (by EDGAR) Amendment No. 1 to its Registration Statement on Form S-1 (the “Amendment”), responding to the Staff’s comments. Courtesy copies of this letter and the Amendment (specifically marked to show the changes thereto) are being submitted to the Staff by hand delivery.
     Somaxon’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amendment. For ease of reference, we have set forth the Staff’s comments and Somaxon’s response for each item below.
General
1.	We note that you are submitting a number of documents in a confidential treatment request. Please note that you will be receiving documents to the confidential treatment request under separate cover and that all confidential treatment issues must be resolved before we will consider a request for acceleration of the registration statement.
     Somaxon’s Response: Somaxon acknowledges receipt of the Staff’s comments on its request for confidential treatment for certain exhibits filed with the Registration Statement and

Jeffrey Riedler
November 9, 2005

will submit under separate cover an amended request for confidential treatment in response to such comments.
2.	Please provide us proofs of all graphics, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.
     Somaxon’s Response: The courtesy copy of the Registration Statement previously provided to the Staff included Somaxon’s corporate logo on the inside front cover and a diagram on page 41. Somaxon confirms that it does not intend to use any other graphic, visual or photographic materials in the prospectus.
3.	Please note that when you file a pre-effective amendment containing pricing- related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.
     Somaxon’s Response: Somaxon acknowledges the Staff’s comment and will revise the Registration Statement accordingly in a future amendment prior to circulating the preliminary prospectus for the offering.
4.	Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.
     Somaxon’s Response: Somaxon acknowledges the Staff’s comment and will include a bona fide price range in a pre-effective amendment to the Registration Statement and before the circulation of the preliminary prospectus for the offering.
5.	Please file as promptly as possible all exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K. We note, for example, that you have not filed the opinion or consent of your legal counsel.
     Somaxon’s Response: Somaxon acknowledges the Staff’s comment. Somaxon will file the opinion and consent of its legal counsel once the number of shares for the offering has been determined and, in any event, will file such exhibit and any remaining exhibits with a pre-effective amendment to the Registration Statement.
6.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

Jeffrey Riedler
November 9, 2005

     Somaxon’s Response: Somaxon acknowledges the Staff’s comment and has made changes accordingly.
7.	In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.
     Somaxon’s Response: Somaxon acknowledges the Staff’s comment and has organized this letter accordingly.
8.	We note that you are planning to conduct a directed share offering to officers, directors, employees and others. Please provide us with any material you intend to furnish to potential purchasers such as “friends and family” letter. Tell us when you intend to send this material to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. Also, as soon as possible, tell us the number of shares or portion of the offering that will be reserved for sale under your directed share plan. We may have further comments.
     Somaxon’s Response: Somaxon has made arrangements with Morgan Stanley & Co. Incorporated (“Morgan Stanley”) to handle the sale of shares reserved for participants in the directed share program. To date, no materials have been sent to prospective purchasers concerning the directed share program. The procedures for the directed share program are described below.
     The number of shares to be allocated to the directed share program will be determined in discussions between Somaxon and Morgan Stanley. It is expected that the number of shares will not exceed 5% of the total number of shares to be offered in the offering.
     Somaxon will advise Morgan Stanley as to which parties Somaxon wishes to extend an opportunity to participate in the directed share program. Somaxon will provide Morgan Stanley the prospective participants’ names, addresses and phone numbers. Morgan Stanley will send directed share program materials, including a National Association of Securities Dealers, Inc. (“NASD”) IPO certification and an indication of interest form, to such participants, accompanied by a preliminary prospectus.
     Upon receipt of a completed directed share program package from a participant, a representative of Morgan Stanley will call the participant to confirm the participant’s indication of interest and advise such participant of the expected pricing date and price range. The representative will advise the participant of any applicable “lock-up” restrictions, as discussed below.

Jeffrey Riedler
November 9, 2005

     After Somaxon’s registration statement has been declared effective, Morgan Stanley representatives will call participants to: (i) confirm their final allocation, price and amount due, (ii) ask for their acceptance, (iii) review payment options and timing and (iv) discuss any lock-up restrictions. If there are any participants that cannot be reached, Morgan Stanley will inform Somaxon and the shares will be removed from the program and become available to Morgan Stanley and the other underwriters for sale to the general public in the offering.
     The directed share program will, in general, be conducted in the same manner as the offering of which it is a part, with the following exceptions. Participants will receive the directed share program materials as described above, be required to complete them and will have the ability to contact a representative of Morgan Stanley to place and confirm their orders. In addition, directed share program participants will be required to fill out an NASD IPO certification and, if a prospective participant is determined to be a “restricted person” as defined in NASD Rule 2790, such participant will be permitted to purchase shares in the directed share program only in compliance with NASD Rule 2790.
     Materials intended to be furnished to prospective purchasers in the directed share program will be provided to the Staff separately.
9.	In the registration statement, please be careful when giving statements of opinion. As one example only, in the Business section, you have included an entire section called “Silenor and Its Advantages.” In that section, you include statements of belief regarding scheduling, improvement in key sleep parameters and other similar statements. In light of the fact that your product has not received regulatory approval and that your statements of belief have not been proven, statements of this type are not appropriate for the registration statement and your discussion should be limited to what has been observed and measured. Please revise or delete such statements from the registration statement. We expect substantial changes to several subsections of and statements made in the registration statement in response to this comment.
     Somaxon’s Response: Somaxon has revised its disclosure throughout the Amendment in accordance with the Staff’s comment. Somaxon also respectfully submits that it has provided significant detail concerning the results of its Phase II clinical trials for SILENOR™ in the Business section and has been careful to make clear in the Prospectus Summary that its belief concerning the properties of SILENOR is based on such clinical data. Specifically, on pages 42 to 45 of the Amendment, under the subheading “SILENOR and its Advantages,” Somaxon describes the results of two Phase II randomized, multi-center, double-blind, placebo-controlled, dose-response clinical trials in a sleep laboratory setting. In addition, in the Prospectus Summary, where there is less opportunity to discuss the results in detail, Somaxon nevertheless makes clear that its beliefs are based on the clinical trial results. On page 1 of the Amendment, Somaxon states: “Based on our analysis of the results of our prior clinical trials, we believe that SILENOR will induce and maintain sleep throughout the night, without next-day residual effects, in both adult and elderly patients.”

Jeffrey Riedler
November 9, 2005

10.	You have stated in numerous places that nalmefene hydrochloride is in Phase II/III trials. Please explain the basis for the disclosure that the product candidate is in this phase rather than Phase II.
     Somaxon’s Response: Somaxon confirms to the Staff that the protocol and clinical trial design for the Phase II/III clinical trial for nalmefene hydrochloride described in the Amendment are intended to meet the requirements for both Phase II and Phase III clinical trials. Specifically, the nalmefene trial will evaluate both safety and efficacy (Phase II) and will be conducted as a large (225 patient), placebo-controlled, multi-center trial with the potential to serve as a pivotal trial in support of filing a New Drug Application with the FDA (Phase III).
Prospectus Summary, page 1
General
11.	We note that your disclosure in the first two pages of the Summary is nearly identical to the disclosure in the forepart of the Business section and the first part of MD&A. To the extent you make changes to the disclosure in response to our comments to any of these sections of the document, you should make conforming changes elsewhere in the document where similar disclosure or concepts are discussed.
     Somaxon’s Response: Somaxon acknowledges the Staff’s comment and has made conforming changes to the disclosure throughout the Amendment as appropriate.
12.	Since you have not commercialized any products, please delete the statement in the first sentence and throughout the prospectus which states that your company “focuses on ... commercializing” your product candidates. We note that in a risk factor on page 6, you state, “If our Phase III or other clinical trials fail to demonstrate that SILENOR is safe and effective, it will not receive regulatory approval.” You also state that the earliest you will receive results of Phase III trial you mention is mid-2006 and that you have several clinical trials planned for the product candidate that are not yet enrolled fully. Please delete this statement throughout your prospectus as well, including but not limited to, on pages 2 (under “Strategy”), 30 and 36.
     Somaxon’s Response: Somaxon has revised the Amendment throughout the document to make clear that any commercialization activities will occur in the future, including on pages 1, 2, 32, 39, 40 and F-8.
13.	Likewise, you state later in the first paragraph that you intend to continue to build a portfolio of products. You currently have no products or derive any revenue from product sales. Therefore, you should not state or imply that you have a product portfolio.

Jeffrey Riedler
November 9, 2005

     Somaxon’s Response: Somaxon has revised pages 1, 32 and 39 of the Amendment to refer to its “product candidate” portfolio in accordance with the Staff’s comment.
14.	Some of your language is too technical for the forepart of the prospectus. As one example only, your reference to “potent H-1 receptor antagonist,” “GABA receptors,” “schedule IV controlled substance,” “non-benzodiazepine” and other technical terms throughout the Summary and the Risk Factors. These terms should be explained in simple language that investors can easily understand the first time they are used. Please revise your Summary and Risk Factors accordingly.
     Somaxon’s Response: Somaxon has revised the disclosure throughout the Amendment in response to the Staff’s comment. Particularly in the forepart of the prospectus, Somaxon has eliminated the technical terms or rewritten the narrative to be more easily understood. With respect to a few of these terms which Somaxon believes could not be replaced by suitable alternatives to provide a clearer understanding to the reader, Somaxon has revised the disclosure to explain the meaning of the term the first time it is used. For example, as requested by the Staff, Somaxon has eliminated the technical term “potent H1 receptor antagonist” on page 1 of the Amendment and replaced it with simpler, more descriptive language, specifically, “potent blocker of a set of brain receptors known as H1 receptors, which are believed to play an important role in the regulation of sleep.” In another example, Somaxon has explained on page 1 of the Amendment that drugs designated by the DEA as “Schedule IV controlled substances” require additional registration and administrative controls.
15.	Supplementally, provide us with third-party independent support for or source material which supports each of the following statements.
•	One study has found that fewer than 15% of those who suffer from insomnia are treated with prescription medications. p. 1

•	Doxepin has a well-established safety profile...p. 1

•	...health care services and medications used for the treatment of insomnia...is likely to increase with the aging of the U.S. population. p. 38

•	We believe that many physicians are uncomfortable prescribing controlled substances, especially when treating a patient with a history of addiction or when other effective non-scheduled treatment options are available. p. 39
     Somaxon’s Response: Somaxon respectfully submits to the Staff that the following third party source supports the first statement identified by the Staff (“One study has found that fewer than 15% of those who suffer from insomnia are treated with prescription medications”):
•	Skaer TL, Robison LM, Sclar DA, and Galin RS. Psychiatric Comorbidity and Pharmacological Treatment Patterns Among patients Presenting with Insomnia. Clin Drug Invest 1999;18(2):161-167.
A copy of this publication is enclosed supplementally as Exhibit A to this letter. As requested by the Staff, the publication has been marked to show the supporting information.

Jeffrey Riedler
November 9, 2005

     Somaxon further submits to the Staff that the second statement identified by the Staff (“Doxepin has a well-established safety profile”) is supported by the following third party sources:
•	The SINEQUAN® Package Insert published in the Physicians’ Desk Reference.

•	Ayd FJ Jr. Long-term Treatment of Chronic Depression: 15-Year Experience with Doxepin HCl. J Clin Psychiatry 1984;45(3, Sec. 2):39-45.
Copies of these references, which have been marked to identify the supporting information, are enclosed supplementally as Exhibit B to this letter.
     Somaxon also submits that the third statement (“...health care services and medications used for the treatment of insomnia...is likely to increase with the aging of the U.S. population”) is supported by the following third party source:
•	Walsh JK. Clinical and Socioeconomic Correlates of Insomnia. J Clin Psychiatry 2004;65(suppl 8):13-19.
A copy of this reference, which has been marked to identify the supporting information, is enclosed supplementally as Exhibit C to this letter.
     Additionally, Somaxon submits to the Staff that the following third party source supports the fourth statement (“We believe that many physicians are uncomfortable prescribing controlled substances, especially when treating a patient with a history of addiction or when other effective non-scheduled treatment options are available”):
•	Walsh JK. Drugs Used to Treat Insomnia in 2002: Regulatory-Based Rather Than Evidence-Based Medicine. Sleep 2004;27(8):1441-1442.
A copy of this reference, which has been marked to identify the supporting information, is enclosed supplementally as Exhibit D to this letter.
Somaxon Pharmaceuticals, Inc., p. 1
16.	Some of the information contained in this section is too detailed for a Prospectus Summary, which should highlight the company, its product and strategy. We note that all of the information below the header and above the “Strategy” subsection on page 2 is identical to the information provided in the Business section. Please give careful consideration to the key points in this subsection and highlight those key points in the summary.
     Somaxon’s Response: Somaxon respectfully submits to the Staff that, in certain instances, Somaxon has retained language in the Prospectus Summary that is identical to the

Jeffrey Riedler
November 9, 2005

disclosure elsewhere in the Registration Statement. This repetition is meant only to ensure that the disclosure is generally consistent throughout the Registration Statement. However, the disclosure in the Prospectus Summary is significantly streamlined and condensed compared to the corresponding disclosure in the Business section and other portions of the Registration Statement. For example, the brief discussion of strategy in the Prospectus Summary identifies only the headings of the more thorough discussion of strategy in the Business section. Please refer to pages 2 and 40 of the Amendment.
17.	As currently written, your prospectus summary focuses only on the positive attributes of the company. In addition, in revising the disclosure in the prospectus make sure to include a subsection highlighting the risks and challenges the company factors in executing its business plan. Your new disclosure should be at least as prominent as your discussion of product attributes and strategy.
     Somaxon’s Response: Somaxon has made the requested revision in the Amendment. A new subsection in the Prospectus Summary entitled “Risks Associated with Our Business” has been included to highlight some of the most significant risks affecting Somaxon’s business. Please refer to the additional disclosure on pages 2 and 3 of the Amendment.
18.	On page 1, you mention for the first time clinical trials. Throughout the document, wherever you mention a specific clinical trial, you should also mention, and describe in detail in the Business section, any side effects or adverse events observed or that occurred during the course of the trial.
     Somaxon’s Response: Somaxon has described in detail in the Business section the side effects and adverse events observed during the course of its clinical trials. Please refer to pages 44 and 45 of the Amendment. In addition, Somaxon has described these matters in detail in the risk factor entitled “Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval or commercialization” on page 10 of the Amendment. Additionally, Somaxon has specifically referred to the potential for side effects and adverse events in the summary discussion of key risks affecting Somaxon in the new subsection of the Prospectus Summary, coupled with the additional detail in the Risk Factors on page 10 and the Business Section on pages 44 and 45 of the Amendment, entitled “Risks Associated with Our Business.” Please refer to pages 2 and 3 of the Amendment. Somaxon respectfully submits to the Staff that the disclosure of these risks in the Prospectus Summary provides sufficient information to investors to understand the potential for delays in clinical development or commercialization associated with undesirable side effects or adverse events, particularly considering that none of the effects or adverse events relating to Somaxon’s product candidates observed in clinical trials to date have been considered significant or life threatening.

Jeffrey Riedler
November 9, 2005

Risk Factors, p. 6
General
19.	In the italicized language under the “Risk Factors” heading, you state, “The occurrence of any of the following risks, or other risks that are currently unknown or unforeseen by us, could harm our business, financial condition, results of operations or growth prospects.” You should amend this disclosure to remove the reference to risks that are currently unknown or unforeseen and ensure and state that all known material risks are presented in this section.
     Somaxon’s Response: Somaxon has revised the Amendment in accordance with the Staff’s comment to delete the reference to risks that are currently unknown or unforeseen. Please refer to page 7 of the Amendment. However, Somaxon respectfully submits that an affirmative representation to the effect that all material risks have been presented would be inconsistent with customary risk factor disclosure in other registration statements for comparable issues and transactions.
20.	We note that in several cases, you have included bullet points describing possible reasons that a potential risk factor may come to fruition. However, when disclosing a risk factor, the bullet points should be customized with specific facts that may give rise to the risk factor. As one example only, on page 8 in the disclosure in “Delays in the commencement...,” you have provided a list of bullet points that set forth the factors that can delay regulatory approval. One bullet you have listed relates to reaching approval with a CRO. If you have reason to believe that reaching an agreement will be a problem for your products, you should disclose your concern and explain its basis, instead of merely referring to a potential problem generically.

Furthermore, you should review all of your bullet points to ensure that your disclosure is customized and fact-specific for the Company as possible. In your response letter, please identify all places where revisions are made in response to this comment.
     Somaxon’s Response: Somaxon has customized its bullet point disclosure throughout the Amendment in accordance with the Staff’s comment. For example, please refer to the revisions on pages 9, 10, 14, 16, 18 and 22 of the Amendment.
21.	In addition, even where you are not using bullet points, risk factors should be customized to reflect the specific facts that may give rise to the risk factor disclosed. As one example only, in “Material necessary to manufacture...” on page 11, you should disclose any history of problems obtaining materials or facing other problems of the type set forth in the risk factor. Please customize your risk factors accordingly and advise us of each place where revisions have been made.

Jeffrey Riedler
November 9, 2005

     Somaxon’s Response: Somaxon has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on pages 9, 11, 12 and 15 of the Amendment. To the extent that Somaxon has historically experienced significant problems related to a specific risk factor, such problems have been disclosed. Somaxon supplementally advises the Staff that, to date, it has not experienced any difficulty obtaining necessary materials on commercially reasonable terms. Nevertheless, Somaxon believes that investors should consider this potential risk and, in the event that Somaxon experiences difficulty obtaining materials or other significant problems in the future, Somaxon will update its risk factor disclosure accordingly.
Risks related to our business, p. 6.
“Our near-term success is dependent...,” p. 6
22.	You state, “[t]he patent protection in the United States for SILENOR for the treatment of insomnia is limited to certain lower dosages of its active ingredient, doxepin.” Please quantify the lower doses to which patent protection applies.
     Somaxon’s Response: Somaxon has revised pages 7 and 19 of the Amendment in accordance with the Staff’s comment.
“Our clinical trials may fail to demonstrate...,” p. 8
23.	You state, “To date, we have not successfully completed any Phase III clinical trials and we have not completed all planned preclinical and Phase I clinical trails for our product candidates.” To which of your product candidates does the statement concerning not having completed all planned preclinical and Phase I trials apply? You should expand the disclosure here and in the table on page 38 to provide disclosure about all ongoing clinical trials.
     Somaxon’s Response: Somaxon has revised the statement identified by the Staff on page 9 of the Amendment to clarify that such statement applies to each of its three product candidates. Additionally, Somaxon has expanded the disclosure regarding its ongoing clinical trials on pages 9 and 41 of the Amendment.
“Our product candidates may cause undesirable ...,” p. 8
24.	Instead of referring to “adverse consequences” resulting from abnormal heart rhythm generically, please disclose with specificity the consequences that may follow.
     Somaxon’s Response: Somaxon has revised the Amendment in accordance with the Staff’s comment. Specifically, on page 10 of the Amendment, Somaxon discloses that abnormal heart rhythm may result in fainting, dizziness, loss of consciousness and death.

Jeffrey Riedler
November 9, 2005

25.	Please delete the sentence beginning with “We and our consultants believe...” The sentence is not appropriate since the abnormal heart rhythm was classified as an adverse event.
     Somaxon’s Response: Somaxon supplementally advises the Staff that, based on corrected values determined by the cardiologist responsible for the central laboratory evaluation, the final report relating to the Phase I clinical trial of nalmefene has since been amended to state that the electrocardiogram changes were determined to be within the normal range of variation and incorrectly designated as adverse events by the investigator. Additionally, the numerical data provided in the report supports Somaxon’s and its consultants’ determination. Somaxon has clarified the disclosure on page 10 accordingly.
26.	Please consider including the information relating to the possibility of a black box warning into a separate risk factor. In that risk factor, you should explain the implications of being a Schedule IV drug so that investors can understand the risk factor.
     Somaxon’s Response: Somaxon advises the Staff that there is no correlation between a product candidate’s potential “black box” warning and potential classification as Schedule IV controlled substance. The “black box” warning relates to serious potential adverse effects of a drug whereas Scheduling relates to a drug’s potential for addiction and abuse. Upon further review of the disclosure, Somaxon has determined to clarify the discussion to avoid any implication of a relationship between these two separate risks by moving the description of the potential risk for Schedule IV classification for SILENOR to the risk factor entitled “Even if our product candidates receive regulatory approval, they may still face future development and regulatory difficulties.” Please refer to pages 10 and 11 of the Amendment.
27.	In the Business section, in each instance in which you state that doxepin is not a Schedule IV controlled substance and discuss its advantages, please amend the disclosure to state that SILENOR may be classified as Schedule IV controlled substance and discuss the black box warning. We note that this disclosure appears necessary throughout the Business section, particularly in the subsection entitled “Silenor and Its Advantages.” Investors need to understand that the advantages you reference may not be realized and are not assured.
     Somaxon’s Response: As noted in our response to the Staff’s comment 26, Somaxon has revised pages 10 and 11 of the Amendment to avoid the implication that a “black box” warning is related to a drug’s Schedule status. Somaxon notes that doxepin, at higher dosages than it plans to incorporate in SILENOR, is not currently a Schedule IV controlled substance. Because doxepin is the sole active ingredient in SILENOR, the likelihood of SILENOR itself being classified as a Schedule IV controlled substance is very remote. However, Somaxon believes it is prudent to advise investors in the risk factors that they should not conclude that SILENOR will be a “non-scheduled” drug until the FDA and the DEA complete their review.

Jeffrey Riedler
November 9, 2005

Even if our product candidates..., p.9
28.	Please consider including the disclosure relating to international regulation and regulatory approvals as a separate risk factor.
     Somaxon’s Response: Somaxon has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 11 of the Amendment.
If the manufacturers upon whom we rely...,” p. 10
We rely on third parties to conduct our clinical trials, p.11
29.	Please discuss the alternatives you would face and the obstacles you would encounter if you faced problems of the types described in these risk factors.
     Somaxon’s Response: Somaxon has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 12 of the Amendment. Somaxon supplementally directs the Staff to the second and third paragraphs and the last two sentences of the fourth paragraph of the risk factor related to Somaxon’s manufacturers, and to the risk factor related to Somaxon’s reliance on third parties.
30.	Please disclose whether you have had any problems of the types described in the risk factors.
     Somaxon’s Response: Somaxon supplementally advises the Staff that it has not, to date, experienced any material problems relating to its manufacturers or CROs. However, Somaxon believes that these potential risks are factors that prospective investors should consider in making their investment decision. Furthermore, Somaxon would prefer not to include a mitigating statement in the Risk Factors that would serve to diminish the significance of these risks to prospective investors. In the event that Somaxon experiences material problems with its manufacturers or CROs in the future, Somaxon will update the disclosure on pages 12 and 13 accordingly.
31.	Please discuss the extent to which the third parties upon whom you rely have failed in the past to perform as you expected them to.
     Somaxon’s Response: Somaxon supplementally advises the Staff that the third parties upon whom it relies have not, to date, failed to perform as Somaxon would expect. In the event that third parties upon whom Somaxon relies fail to perform as expected, Somaxon will update the disclosure on pages 12 and 13 accordingly.
Our business depends on our ability to acquire..., p. 13
32.	Please describe any difficulties you have faced in the past in acquiring products or companies.

Jeffrey Riedler
November 9, 2005

     Somaxon’s Response: Somaxon has revised the Amendment in accordance with the Staff’s comment. Please refer to the revisions on page 15 of the Amendment.
33.	Please disclose the existence of any agreements or understandings to acquire any new product candidates that are currently at the letter of intent or similar stage.
     Somaxon’s Response: Somaxon supplementally advises the Staff that no agreements or understandings to acquire any new product candidates currently exist. In the event that Somaxon enters into such an agreement or understanding in the future, Somaxon will update the disclosure on page 15 accordingly.
We will need to increase the size of our organization..., p. 15
34.	To the extent you have had difficulty managing growth in the past, please disclose the problems you have faced, the efforts you undertook to resolve the problems, and whether the problems were resolved satisfactorily.
     Somaxon’s Response: Somaxon supplementally advises the Staff that it has not, to date, experienced difficulty managing growth. However, Somaxon believes that the related risks are significant factors that prospective investors should consider in making their investment decision. In the event that Somaxon experiences difficulties managing growth in the future, Somaxon will update the disclosure on page 16 accordingly.
We may not be able to manage our business effectively..., p. 15
35.	To the extent that you have experienced problems attracting and retaining key personnel in the recent past, please revise to describe these problems. Additionally, if any key employee has plans to retire or leave your company in the near future, please revise the discussion to disclose this information.
     Somaxon’s Response: Somaxon supplementally advises the Staff that it has not, to date, experienced problems attracting and retaining key personnel, nor is Somaxon aware of any employee who has plans to retire or leave the company in the near future. However, Somaxon believes that the related risks are significant factors that prospective investors should consider in making their investment decision. In the event that Somaxon experiences problems attracting and retaining key personnel in the future, Somaxon will update the disclosure on page 17 accordingly.
We have never generated revenues..., p. 16
36.	Please update your financial information as of September 30, 2005.
     Somaxon’s Response: Somaxon has revised the Amendment in accordance with the Staff’s comment.

Jeffrey Riedler
November 9, 2005

Our quarterly operating results have fluctuated..., p. 17
The use of our net operating loss..., p. 17
37.	Please disclose how the information contained in these factors poses a risk to investors.
     Somaxon’s Response: Somaxon has revised the Amendment in accordance with the Staff’s comment. Please refer to page 18 of the Amendment.
“The patent rights that we have in-licensed...,” p. 17
38.	Please disclose any problems you have faced in this section that are of the type described in this risk factor.
     Somaxon’s Response: Somaxon supplementally advises the Staff that it has not, to date, experienced problems of the type described in this risk factor. In the event that Somaxon experiences such problems in the future, Somaxon will update the disclosure on page 19 accordingly.
39.	Please disclose when your patent for SILENOR expires. We note that you have indicated that it expires in 2013 in the Business section. However, if you believe obtaining regulatory approval for your product will take two years, then this would mean that the limited patent protection you have is further limited by protection of only 5 years. If applicable, you should consider including this information in the risk factor as well.
     Somaxon’s Response: Somaxon has revised page 19 of the Amendment to clarify that it has an exclusive, worldwide license for SILENOR for the treatment of insomnia for the life of the patents, the last of which is expected to expire in 2020.
Use of Proceeds, p. 24
40.	You have allocated proceeds by percentage. Please revise the percentages to allocate proceeds by dollar amount. Please expand your disclosure to disclose the proceeds that will be allocated in each of these four activities. Also, provide disclosure regarding how much of the proceeds you will allocate for each of your three development programs and state how far the allocated proceeds will take each program or product in the development process.
     Somaxon’s Response: Somaxon has revised the Amendment in accordance with the Staff’s comment to allocate proceeds by dollar amount. Somaxon has also provided disclosure to confirm its expectation that the offering proceeds will be sufficient to enable it to complete the clinical trials necessary to support an NDA filing for SILENOR. Please refer to page 26 of the Amendment. Somaxon respectfully submits that, due to the risks inherent in the clinical trial process and given the early stage of its other development programs, Somaxon is unable to

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November 9, 2005

estimate with any certainty how far the allocated proceeds will progress its other product candidates.
Management’s Discussion and Analysis of Financial Conditions and Results of Operations, p. 30
Overview, p.30
Research and Development Expenses, p. 30
41.	Please disclose the following information for each of your major research and development projects:
a.	The costs incurred during each period presented and to date on the project;

b.	The nature, timing and estimated costs of the efforts necessary to complete the project; and

c.	The anticipated completion dates.
Regarding a., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosures that indicate the amount of the company’s resources being used on the project.

Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.
     Somaxon’s Response: Somaxon has revised page 33 of the Amendment in accordance with the Staff’s comment, to the extent practicable. As described further in Somaxon’s modified disclosure, the company currently tracks the external costs of its various programs. However, Somaxon uses its internal research and development resources across several projects and many of its costs are not attributable to specific projects, but are directed to broadly applicable research projects. Accordingly, Somaxon does not account for its internal research and development costs on a project basis.
Liquidity and Capital Resources, page 34
42.	We note on page 35 that you have not disclosed in your contractual obligation table additional milestone payments under your license agreements. Please disclose the events that will trigger the payment of each potential milestone and the amount of each potential milestone.
     Somaxon’s Response: Somaxon has submitted a separate request for confidential treatment of the milestone triggering events and individual milestone amounts with respect to the contracts referred to in the Staff’s comment. These terms constitute sensitive pricing and

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product development information, and the disclosure of this information would provide valuable insight to competitors. Somaxon has disclosed aggregate milestone obligations and provided a general description of milestone triggering events which it believes provides investors with the material information necessary to understand the company’s contractual commitments without compromising the confidential nature of the individual milestones. Specifically, Somaxon discloses on page 37 of the Amendment that milestone payments are triggered by regulatory and product development events.
Business, p. 36
Our Product Development Programs, p. 38
43.	You state that your current product development programs are focused on late-stage development products. Please delete this statement. All of your product candidates will require substantial clinical, and in some cases, preclinical trials that may not be successful before products are actually developed.
     Somaxon’s Response: Somaxon has revised the Amendment in accordance with the Staff’s comment. Please refer to page 41 of the Amendment.
SILENOR and Its Advantages, p. 39
44.	Supplementally, please provide us with information which supports your conclusion that SILENOR may be the first non-scheduled drug to improve all three sleep parameters mentioned.
     Somaxon’s Response: Somaxon respectfully submits the following information in support of its conclusion that SILENOR may be the first non-scheduled drug to improve sleep onset, sleep maintenance and sleep duration:
•	Sleep onset is the patient’s subjective assessment of how quickly he or she fell asleep. Both the adult and elderly clinical trials demonstrated that patients fell asleep more rapidly in the 6 mg SILENOR dose group relative to placebo. These improvements were not only numerically improved but also statistically significant. Although Somaxon has not evaluated the effect of SILENOR relative to other products approved for insomnia, Somaxon notes that the magnitude of the effect is numerically similar to that observed with Rozerem, a drug recently approved by the FDA for the treatment of insomnia characterized by difficulty with sleep onset.

•	Sleep duration is an assessment of how long the patient slept. Both the adult and elderly trials demonstrated that patients in the SILENOR-treated groups slept longer, demonstrating numerical and statistically significant improvement. Although Somaxon has not evaluated the effect of SILENOR relative to other products approved for insomnia, Somaxon notes that the magnitude of the effect is numerically similar to that observed with drugs currently approved by the FDA for the treatment of insomnia.

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•	Sleep maintenance is an assessment of sleep continuity. Both the adult and elderly trials demonstrated that patients in the SILENOR-treated groups had a fewer number of minutes awake from the time of initial sleep onset until the end of the evaluation period. These improvements were both numerically and statistically superior to placebo. Although Somaxon has not evaluated the effect of SILENOR relative to other products approved for insomnia, Somaxon notes that the magnitude of the effect is numerically greater than that observed with drugs currently approved by the FDA for the treatment of insomnia with a claim for improving sleep maintenance.
As described in the Amendment, the Phase II clinical trials demonstrated these effects in a consistent and reproducible manner — the improvements in sleep onset, maintenance and duration were observed in two independent trials and were observed in both the adult and elderly insomnia populations.
45.	You state that SILENOR may have potential for long-term use because you believe it will not lose its effectiveness over time. It does not appear that you have any basis for this statement, given that this product candidate has not been subjected to long-term usage for insomnia or any sleep disorders and has not yet received FDA approval. Please delete this statement.
     Somaxon’s Response: Somaxon has revised the Amendment to disclose the basis for the statement identified by the Staff. Please refer to page 43 of the Amendment.
46.	Please explain what “number of minutes of wakefulness after falling asleep” is and how this is measured or determined.
     Somaxon’s Response: Somaxon has revised page 43 of the Amendment in accordance with the Staff’s comment. Specifically, Somaxon has clarified the previous description of WASO, “number of minutes of wakefulness after falling asleep,” to read as follows: “the number of minutes a patient is awake from the time the patient initially falls asleep until the end of the evaluation period.” Somaxon supplementally advises the Staff that, to measure WASO, a patient is connected via electrical leads to a monitor which measures the electrical activity in the brain (also known as an electroencephalogram, or EEG). The EEG measures electrical waveforms which can determine whether the patient is awake or asleep, and if asleep, can determine the stage of sleep.
47.	As to the table on page 41, it is unclear to us what “Awakening X minutes” and “Awakening Y minutes” are. Are these periodic occurrences of wakefulness during the 8-hour TIB cycle? If they are, how often and how many times do they occur during the 8-hour TIB cycle? Please explain.
     Somaxon’s Response: Somaxon has revised the labels in the table to address the Staff’s comment. Please refer to page 44 of the Amendment.

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November 9, 2005

Adult Phase II Clinical Trial, p. 41
48.	Please introduce your discussion of p-values and explain what they are, how they are interpreted, the definition of statistical significance and the parameters that establish such significance.
     Somaxon’s Response: Somaxon has revised the Amendment in accordance with the Staff’s comment. Please refer to pages 43 and 44 of the Amendment.
49.	For this and elderly study, quantify the averages and highs and lows for the different measured parameters mentioned, including WASO, TST, SE, LSO, etc. and contrast those numbers with those observed before the studies started, the basepoints, from which you measured.
     Somaxon’s Response: Somaxon respectfully submits that these clinical trials utilized a well-accepted crossover design, and therefore each patient served as his or her own control. In this design, the only relevant comparison is 1 mg, 3 mg and 6 mg dosages of SILENOR relative to placebo. Also, in such a design, no baseline assessment is conducted, and therefore the difference between pre-treatment baseline and post-treatment values, as requested by the Staff, is not the relevant comparison. Additionally, the FDA requires that a drug demonstrate improvement relative to placebo as opposed to baseline, and therefore we believe that the crossover analysis is more meaningful and rigorous. Somaxon further respectfully submits that the disclosure on pages 44 and 45 of the Amendment provides prospective investors with the material information necessary to understand the results of these clinical trials.
50.	For each of the two studies, disclose the treatment periods and drug-free intervals. Also, state whether any patients dropped out or otherwise stopped treatment in either of the studies and why they did so.
     Somaxon’s Response: Somaxon has revised the Amendment to disclose clinical trial treatment periods and drug-free intervals in accordance with the Staff’s comment. Please refer to page 43 of the Amendment. Additionally, Somaxon has disclosed clinical trial discontinuation rates to the extent that such rates have been deemed significant. For example, on page 47 of the Amendment, Somaxon has disclosed that its nalmefene clinical trial data was compromised by high discontinuation rates, with only 73 of 200 randomized subjects completing the trial.
Commercialization Strategy, p. 46
51.	State the current status of your sales organization and internal marketing structure.
     Somaxon’s Response: Somaxon has revised the Amendment in accordance with the Staff’s comment. Please refer to page 49 of the Amendment.

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November 9, 2005

Technology in-licenses, p. 46
52.	For each of the licenses listed in this section, please disclose the aggregate milestone payments that will be paid under the agreement. For instance, we note that you have stated previously that there are up to $10 million in milestone payments for the lead indication, pathological gambling, etc. in connection with the BioTie agreement.
     Somaxon’s Response: Somaxon has revised the Amendment in accordance with the Staff’s comment. Please refer to pages 50 and 51 of the Amendment.
Government Regulation, p. 51
53.	This disclosure is very generic, in that it could apply to any company trying to develop drugs which require FDA approval. Therefore, you should expand the disclosure to state how it applies to your company and more specifically, to each of your product candidates.
     Somaxon’s Response: Somaxon respectfully submits that this disclosure provides sufficient information to investors to understand the potential for delays in clinical development or commercialization associated with the uncertainties inherent in the government regulation of pharmaceuticals. This type of disclosure is customary in other registration statements for comparable issues and transactions. In the event that Somaxon experiences significant regulatory issues in the future, Somaxon will update its risk factor disclosure accordingly.
54.	You mention Orphan Drug Designation in this section. Have you applied for this designation? Do you plan to?
     Somaxon’s Response: Somaxon has revised the Amendment to disclose that it has applied for Orphan Drug Designation with respect to its acamprosate product candidate. Please refer to page 49 of the Amendment.
Management, p. 57
55.	In the biographies for Mr. Cohen and Ms. Dube, explain more specifically for whom they worked and what they did while serving as independent advisors and consultants during periods encompassed by the last five years. Likewise, disclose what Ms. McGilley did professionally during the 2002-2003 period for which you currently provide no information.
     Somaxon’s Response: Somaxon has revised the Amendment in accordance with the Staff’s comment. Please refer to pages 60 and 61 of the Amendment.

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Board Composition, p. 60
56.	You state that ProCom One will have the right to designate one director for the term of the license agreement you mention. Please disclose the length of this term.
     Somaxon’s Response: Somaxon has revised the Amendment in accordance with the Staff’s comment. Please refer to page 64 of the Amendment.
Employment Agreements..., p. 65
57.	Disclose the base salaries for each of the agreements you mention.
     Somaxon’s Response: Somaxon has revised the Amendment to disclose the current annual base salary of each party to an employment agreement described in this section. Please refer to page 68 of the Amendment. Somaxon respectfully submits to the Staff that the initial base salaries identified in the employment agreements have subsequently increased to the point that their disclosure would not be useful for investors.
Certain relationships and related party transactions, p. 74
58.	Please disclose who determined the prices associated with each transaction you mention in this section and state how that price was determined.
     Somaxon’s Response: Somaxon has revised the Amendment in accordance with the Staff’s comment. Please refer to pages 77 and 78 of the Amendment.
Principal Stockholders, p. 78
59.	Please disclose who has voting and dispositive power over the shares held by MPM Capital, Domain Associates, BAVP, Montreux Equity Partners and Prospect Venture Partners.
     Somaxon’s Response: Somaxon has revised the Amendment in accordance with the Staff’s comment. Please refer to pages 81 and 82 of the Amendment.
Description of Capital Stock, p. 81
60.	You state that the discussion in this section does not contain all of the information that may be important to an investor. Please revise this language to state and ensure that all material information concerning the securities, corporate documents and other matters discussed in this section is disclosed.
     Somaxon’s Response: Somaxon has revised the Amendment in accordance with the Staff’s comment. Please refer to page 84 of the Amendment.

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Shares Eligible for Future Sale, p. 85
61.	Please disclose the number of shares you plan to register on Form S-8 registration statements and mention the number of shares subject to registration rights.
     Somaxon’s Response: Somaxon has revised the Amendment in accordance with the Staff’s comment. Please refer to page 88 of the Amendment.
Underwriting, p. 90
62.	We note that the underwriters will make arrangements to host or access your preliminary prospectus on the Internet. Please identify any third parties that will host the prospectus on their website along with the internet address for each such underwriter. Please also describe the material terms of the agreement that allows for such electronic hosting and provide us a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party web site. We may have further comments.
     Somaxon’s Response: Somaxon has been informed that Morgan Stanley plans to engage NetRoadshow, Inc. (“NetRoadshow”) to host the preliminary prospectus and Somaxon’s road show on NetRoadshow’s website at http://www.netroadshow.com. The materials that will appear on NetRoadshow’s website in connection with the offering will be password protected and will consist of only a copy of the preliminary prospectus, a video of the road show, and information that is ministerial in nature. NetRoadshow will make such materials available only to investors to whom the underwriters have provided a password. An investor who is given the password may access such materials only twice during the period of the roadshow and will not be able to download, copy or print any portion of such materials other than the preliminary prospectus.
     Morgan Stanley has entered into an agreement with NetRoadshow, a copy of which has previously been provided to the Staff in connection with other transactions. Pursuant to such agreement, among other things, NetRoadshow has agreed to comply with its obligations under the terms of the response of the Office of Chief Counsel, Division of Corporate Finance, Securities and Exchange Commission, dated July 30, 1997 with respect to road show transmissions for registered offerings, as amended or updated by other no-action letters relating to Internet road shows.
     In the event that the procedures above are modified, for example due to the implementation of the Commission’s Securities Offering Reform measures applicable after December 1, 2005, Somaxon will supplementally inform the Staff of such modifications.
63.	We note that the underwriters or other members of the syndicate may deliver a prospectus electronically or otherwise offer and/or sell securities electronically.

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November 9, 2005

Please tell us the procedures they will use and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.
     Somaxon’s Response: Somaxon has been informed by the underwriters that upon request, the underwriters may distribute preliminary prospectuses and prospectuses electronically to its customers in Adobe PDF format. In addition, the underwriters may make preliminary prospectuses and prospectuses available electronically on its website. Any such preliminary prospectuses would be accompanied only by information permitted by Rule 134 or information that is ministerial in nature. Somaxon has also been advised that the underwriters may electronically distribute a preliminary prospectus in Adobe PDF format to its overseas customers in advance of, and in addition to, the delivery of a paper copy of the preliminary prospectus to such customers. None of the underwriters will accept indications of interest or offers to purchase electronically, or confirm sales electronically.
     In addition, Morgan Stanley plans to engage NetRoadshow to host the preliminary prospectus and Somaxon’s “road show” on NetRoadshow’s website. Please refer to Somaxon’s response to the Staff’s comment 62.
64.	Also tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print, such as CD- ROM-s, videos, etc. and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.
     Somaxon’s Response: Somaxon does not intend to use any forms of prospectus other than print and electronic versions as described herein and in the Amendment. Please also refer to Somaxon’s responses to the Staff’s comments 62 and 63.
Financial Statements
Notes to Financial Statements
Note 1. Stock Based Compensation, page F-10
65.	Disclose the weighted-average risk free interest rate assumption.
     Somaxon’s Response: Somaxon has revised page F-10 of the Amendment in accordance with the Staff’s comment.
Note 5. Redeemable Convertible Preferred Stock and Stockholders’ Equity
Series C Redeemable Convertible Preferred Stock and Related Warrant, page F-17
66.	Please show us how the net warrant liability was calculated at inception of the arrangement.

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     Somaxon’s Response: On June 2, 2005, Somaxon issued a financing instrument (the “Warrant”) in conjunction with its Series C redeemable convertible preferred stock offering. The Warrant provided for an additional $10 million of Series C redeemable convertible preferred stock to be issued at either the election of Somaxon (“Company Option”) or the election of the majority of the Series C investors (“Investor Option”). A summary of the key financial terms of the Warrant relevant for calculating the value of each option are as follows:

		Investor
	Company	Option
	Option (Asset)	(Liability)
Exercise Price	$1.35	$1.45
Expiration Date	3-31-06	9-30-06
Proceeds	$10,000,000	$10,000,000
Number of shares to be sold	7,407,407	6,896,552
     The Investor Option is a liability to Somaxon and the Company Option is an asset. The Warrant value is the net of the Investor Option and the Company Option values. The Warrant value at the date of grant (June 2, 2005) was determined using the Black Scholes model as follows: (Please note that the Black Scholes model gives the call value. The Company Option is a put feature which requires the use of the put-call parity (Call + PVstrike = Put + Stock) to convert the call value into the put value.)

		Investor
	Company	Option	Net
	Option (Asset)	(Liability)	Value
Life before expiration	10 months	16 months
Exercise Price	$1.35	$1.45
Risk Free Rate	3.31%	3.45%
Volatility	39.40%	47.60%
Fair Value of Underlying Stock	$1.35	$1.35

Black Scholes Value per Share	$0.209	$0.279
Put-Call parity for Company Option	$0.172	N/A
Number of Underlying Shares	7,407,407	6,896,552

Value	$1,276,454	$1,924,138	$647,684

     Proceeds received during the Series C financing equal to the net value calculated above of $647,684 were assigned to the Warrant and treated as a liability in accordance with guidance in FASB Staff Position 150-5, Issuer’s Accounting under Statement 150 for Freestanding Warrants and Other Similar Instruments on Shares That are Redeemable. The Warrant is remeasured to fair value each reporting period with corresponding expense recognized in operating expenses in accordance with guidance in EITF 00-19, Accounting or Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.
67.	We note on page F-18 that it appears the reason you have classified Series C preferred stock as mezzanine equity is due to the fact the redemption option does not begin until June 1, 2010, and that a majority of the holders of the Series C

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preferred stock need to request redemption, which makes the Series C preferred stock conditionally redeemable. It would appear that paragraph 9 of SFAS 150 would indicate that your Series C preferred stock should be classified as a liability and not mezzanine equity since you have an obligation to redeem the shares at the option of the holders at a specified date. Please explain to us why you believe the request by the majority holders of the Series C preferred stock to redeem is a conditional obligation and not an event certain to occur and why you do not believe your Series C preferred stock should not be classified as a liability.
     Somaxon’s Response: SFAS 150 Paragraph 9 states that “[a] mandatorily redeemable financial instrument shall be classified as a liability...” It further defines a mandatorily redeemable financial instrument as “[a]ny of various financial instruments issued in the form of shares that embody an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur.” Somaxon’s Series C redeemable convertible preferred stock is not mandatorily redeemable under that definition. It is only redeemable upon a vote of a majority of Somaxon’s Series C preferred stockholders, which is not an event that is certain to occur. Paragraph B25 of the basis for conclusions for FAS 150 states that “[h]owever, this Statement limits the meaning of mandatorily redeemable to unconditional obligations to redeem the instrument by transferring assets at a specified or determinable date (or dates) or upon an event certain to occur. Somaxon’s Board of Directors decided that puttable and contingently redeemable stock raise issues that should be discussed in the next phase of this project, together with convertible bonds and other compound instruments that raise similar issues.” Therefore, because Somaxon’s Series C preferred stock is not mandatorily redeemable, the securities fall outside the liability provisions of SFAS 150 and are not considered a liability.
     Because the securities may be redeemable if and when voted on by a majority of Somaxon’s Series C preferred stockholders, they have been classified as “mezzanine equity” in accordance with ASR 268 and EITF Topic D-98.
Stock Options, page F-19
68.	Please provide an analysis of how you determined the fair value of the underlying common stock and any related stock-based compensation for each equity issuance. Please include an itemized chronological schedule covering all equity instruments issued since the beginning of 2004 through the date of your response. In addition, please disclose the following in the financial statements:
•	The date of each issuance;

•	The number of options granted or shares issued;

•	The exercise price or per share amount paid;

•	Management’s fair market value per share and significant factors, assumptions and methodologies used in determining fair value;

•	The intrinsic value, if any, per option;

•	The identity of the recipient, indicating if the recipient was a related party;

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•	The amount of any compensation expense recognized;

•	The method used in valuing the issuance;

•	Whether the valuation was contemporaneous or retrospective;

•	Significant factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.
     Somaxon’s Response: The following chronological schedule sets forth information with respect to all equity instruments issued by Somaxon from January 2004 to date:

		Number of	Common	Common	Preferred	Preferred
Month	Event	Shares	Issue Price	Fair Value	Issue Price	Fair Value

Jan 2004	Issue Series A preferred	18,462			$1.00	$1.00
Apr 2004	Grant common stock to licensor	504,348	$0.20	$0.20
Apr 2004	Grant stock options	180,000	$0.20	$0.20
Apr 2004	Issue Series B preferred	17,000,000			$1.00	$1.00
June 2004	Issue Series B preferred	6,000,000			$1.00	$1.00
June 2004	Grant stock options	1,505,000	$0.20	$0.25
Sept 2004	Grant stock options	292,000	$0.20	$0.35
Nov 2004	Grant stock options	10,000	$0.20	$0.45
Jan 2005	Grant stock options	30,000	$0.20	$0.62
Mar 2005	Grant stock options	848,500	$0.40	$0.78
Apr 2005	Grant stock options	325,000	$0.40	$0.87
June 2005	Issue Series C preferred	40,741,048			$1.35	$1.35
July 2005	Grant stock options	4,030,500	$0.50	$1.55
Sept 2005	Grant stock options	26,500	$1.40	$2.09
Sept 2005	Issue Series C preferred from exercise of Warrant (see note below regarding beneficial conversion feature)	7,407,407			$1.35	$2.20
     Somaxon believes that the exercise price of each option grant and the price per share of each common stock issuance listed above were established in good faith by its Board of Directors which, at the time of each option grant or equity issuance, took into account the pricing of recent preferred stock issuances to outside investors, Somaxon’s stage of development, significant operating developments, the characteristics of Somaxon’s preferred stock relative to its common stock (in particular, the substantial liquidation preference and the redemption rights of the preferred stock), and underlying market conditions.
     Somaxon’s historical analysis of the fair value of its stock prices utilizes a predominantly linear growth assumption between each preferred stock financing round, eventually increasing to the mid-point of the initial public offering range, with significant step-ups in value upon important events such as the receipt of positive Phase II clinical trial efficacy data for SILENOR in December 2004. Somaxon believes that its preferred stock financing rounds provide strong

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evidence of the fair value of its preferred stock at the time of each financing due to the arm’s length nature of the transactions, with significant funds contributed by outside investors.
     The fair value of Somaxon’s common stock is based on the price of the preferred stock, taking into account the provisions of the common stock relative to the preferred stock, operational developments and market events. The characteristics of Somaxon’s preferred stock which contribute to its higher valuation relative to Somaxon’s common stock include:
•	Liquidation Preference. In the event that Somaxon is liquidated, dissolved, or has a change of control, either voluntarily or involuntarily, the holders of each series of preferred stock are entitled to an amount per share equal to the stated price of the preferred stock before any amount may be paid to the holders of the common stock. In addition, any remaining assets (if any) are distributed among the holders of preferred stock and common stock on a pro rata, as-converted to common stock basis.

•	Dividends. When and if declared by the Board of Directors, the holders of preferred stock are entitled to receive non-cumulative dividends at a rate of 8% per annum. Dividends on the preferred stock are in preference to any dividends on the common stock.

•	Redemption Feature. At any time after June 2, 2010, the holders of a majority of the then-outstanding shares of Series C preferred stock may elect to cause Somaxon to redeem all outstanding shares of Series C preferred stock at the amount paid for the shares plus any declared but unpaid dividends.
     Following the historical fair value analysis described above, Somaxon determined the stock-based compensation expense related to any issuances of stock options to its employees and directors at a price under fair value.
     In accordance with the Staff’s request, Somaxon has also revised the Amendment to provide additional disclosure related to its equity issuances from January 2004 to date. Please refer to the revisions on pages F19 to F21 of the Amendment.
Note regarding Series C Warrant and Beneficial Conversion Feature
     Please note that these shares of Series C preferred stock were issued in September 2005 at a purchase price of $1.35 per share pursuant to the Company Option (as defined above). At this time, the common stock price, as determined in the analysis above, was estimated to be $2.15 ($2.09 at the time of the option grants earlier in the month), leading to the initial appearance of a beneficial conversion feature. However, the Warrant (as defined above) was valued as part of the June 2005 issuance of Series C preferred stock and subsequently remeasured to fair value each reporting period as required by paragraphs 23 and 24 of SFAS 150, using the Black-Scholes option pricing model. The net change in the fair values of the Company Option and the Investor Option have been recognized in earnings. At the date of exercise of the Company Option, a beneficial conversion feature did not exist on the newly issued shares of

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Series C preferred stock because the accounting conversion price was higher than the fair value of the common stock into which it would convert. The calculation is shown below.

Recorded value of the newly issued preferred stock	$16,295,554
Divided by the number of shares of common stock into which the preferred stock converts	7,407,407
Per share accounting conversion price	$2.20
Fair market value of common stock	$2.15
     Therefore, because the accounting conversion price of the Series C preferred stock issued in this transaction exceeds the fair value of the common stock, a beneficial conversion feature does not exist.
* * *
     Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-5435. Thank you in advance for your cooperation in connection with this matter.
Very truly yours,
/s/ Cheston J. Larson
Cheston J. Larson
of LATHAM & WATKINS LLP
Enclosures

cc:	Zafar Hasan, Esq., U.S. Securities and Exchange Commission
Kenneth M. Cohen, Somaxon Pharmaceuticals, Inc.
Scott N. Wolfe, Esq., Latham & Watkins LLP
Danielle M. Donaldson, Esq., Latham & Watkins LLP
Bruce K. Dallas, Esq., Davis Polk & Wardwell

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Exhibit A

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Exhibit B

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Exhibit C

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Exhibit D